Report of Independent Accountants



To the Board of Directors and
  Shareholders of Strong Funds:

In planning and performing our audits of the financial statements of Strong Advisor Common Stock Fund, Strong Advisor Endeavor 20 Fund, Strong Advisor Endeavor Large Cap Fund, Strong Advisor Focus Fund, Strong Advisor International Core Fund, Strong Advisor Mid Cap Growth Fund, Strong Advisor Small Cap Value Fund, Strong Advisor Technology Fund, Strong Advisor US Value Fund, Strong Aggressive Portfolio, Strong Asia Pacific Fund, Strong Balanced Fund, Strong Balanced Stock Fund (formerly Strong Schafer Balanced Fund), Strong Blue Chip Fund (formerly Strong Blue Chip 100 Fund), Strong Conservative Portfolio, Strong Discovery Fund, Strong Discovery Fund II, Strong Dividend Income Fund (formerly Strong American Utilities Fund), Strong Dow 30 Value Fund, Strong Endeavor Fund, Strong Energy Fund (formerly Strong Limited Resources Fund), Strong Enterprise Fund, Strong Foreign MajorMarkets Fund, Strong Growth Fund, Strong Growth 20 Fund, Strong Growth & Income Fund, Strong International Stock Fund, Strong International Stock Fund II, Strong Large Cap Core Fund (formerly Strong Strategic Growth Fund), Strong Large Cap Growth Fund, Strong Mid Cap Disciplined Fund, Strong Mid Cap Growth Fund II, Strong Moderate Portfolio, Strong Multi
Cap Value Fund, Strong Multi Cap Value Fund II, Strong Opportunity Fund, Strong Opportunity Fund II, Strong Overseas Fund, Strong Technology 100 Fund, Strong U.S. Emerging Growth Fund, and Strong Value Fund (all forty-one collectively referred to as the "Funds") for the year ended December 31, 2001, we considered their internal control,including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2001.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP


Milwaukee, Wisconsin
February 4, 2002